File No. 70-8725


                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C.  20549

                                       FORM U-1

                                   Amendment No. 2
                                          to
                              APPLICATION OR DECLARATION

                                        under

                    The Public Utility Holding Company Act of 1935

                                 THE SOUTHERN COMPANY
                               64 Perimeter Center East
                                Atlanta, Georgia 30346

                 (Name of company or companies filing this statement
                    and addresses of principal executive offices)

                                 THE SOUTHERN COMPANY

                    (Name of top registered holding company parent
                           of each applicant or declarant)

                              Tommy Chisholm, Secretary
                                 The Southern Company
                               64 Perimeter Center East
                                Atlanta, Georgia 30346

                     (Names and addresses of agents for service)

               The Commission is requested to mail signed copies of all
                        orders, notices and communications to:


               W. L. Westbrook                Thomas G. Boren, President
          Financial Vice President       Southern Electric International, Inc.
            The Southern Company                  900 Ashwood Parkway
          64 Perimeter Center East                     Suite 500
           Atlanta, Georgia 30346               Atlanta, Georgia  30338

                               John D. McLanahan, Esq.
                                 Troutman Sanders LLP
                              600 Peachtree Street, N.E.
                                      Suite 5200
                             Atlanta, Georgia  30308-2216
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                                 INFORMATION REQUIRED


               The Application or Declaration in this proceeding, as

          heretofore amended by Amendment No. 1, is further amended by restating Item 1.5 - Proposed Increase in Financing of Exempt

          Projects, in its entirety, as follows:

               "For the reasons stated above, Southern hereby requests that the Commission exempt Southern from the requirements of Rule

          53(a)(1) such that Southern may use the net proceeds of common stock sales, borrowings and Guaranties under the Financing Orders in an aggregate amount at any time outstanding which, when added to Southern's direct and indirect "aggregate investment" in all

          Exempt Projects, would not at any time exceed Southern's

          "consolidated retained earnings."  Based on Southern's current

          "aggregate investment" in all Exempt Projects (approximately

          $1.244 billion) and "consolidated retained earnings" at June 30,

          1995 (approximately $3.213 billion), such limitation would allow financing of additional investments in Exempt Projects of

          approximately $1.97 billion.

               Southern is not herein requesting any authority to issue and sell any additional common stock, notes evidencing borrowings, or

          Guaranties, or any other modification to any other terms or conditions of the Financing Orders.  However, in a separate proceeding (File No. 70-8733), which is pending, Southern is proposing to restate its authority to guaranty the securities of

          Exempt Projects and of certain other nonutility subsidiaries.

          Accordingly, Southern requests that the order of the Commission in this proceeding granting an exemption from the requirements of
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                                        - 2 -

          Rule 53(a)(1), as applied to the Financing Orders, also be made expressly applicable to the order of the Commission in File No.

          70-8733, whether such order is issued before or subsequent to the order in this proceeding."



                                      SIGNATURE

               Pursuant to the requirements of the Public Utility Holding

          Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



          Dated:  November 2, 1995      THE SOUTHERN COMPANY




                                        By: /s/Tommy Chisholm
                                           Tommy Chisholm, Secretary
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